

16013273

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2016

Washington DC
413

SEC FILE NUMBER
8- 68875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Gate LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sharon B. Leib, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Gate LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATIE TROIA
NOTARY
NO. 01TR6213400
QUALIFIED IN
KINGS COUNTY
COMM. EXP.
11/09/2017
PUBLIC
STATE OF NEW YORK

Signature

Chief Financial Officer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEACON GATE, LLC

STATEMENT OF FINCANCIAL CONDITION

December 31, 2015

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Beacon Gate, LLC

We have audited the accompanying statement of financial condition of Beacon Gate, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beacon Gate, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 19, 2016

BEACON GATE, LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 468,152
Receivables	85,926
Other assets	6,689
	$ 560,767
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to FNY GP LLC and affiliated entities	$ 38,993
Accounts payable and accrued liabilities	39,275
Total liabilities	78,268
Member's equity	482,499
	$ 560,767

See notes to financial statement

BEACON GATE, LLC

Notes to Financial Statement
December 31, 2015

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Beacon Gate, LLC (the "Company"), a New York limited liability company, was incorporated on October 9, 2010. On November 14, 2011, the Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority. The Company is wholly owned by N.A. Grom, LLC (the "Parent").

The Company acted primarily as the introducing broker dealer for its customer 90 Park Capital LLC doing business as FNY Global Trading LLC ("90 Park"), an affiliate of FNY GP LLC, through June 30, 2015. The Company also acted as a finder or referral agent for another unaffiliated broker-dealers through March 2015. Currently the company licenses an execution management system from a vendor and then grants licenses to certain broker-dealers which enable Licensees to use the execution management system for which it receives a fee.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company executed trades of 90 Park through its clearing broker, Goldman Sachs Execution & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member, directly. As an introducing broker, the Company introduced the 90 Park's trading accounts, on a fully disclosed basis, to the Clearing Broker.

The Company does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) for the period January 1, 2015 through September 30, 2015 and (k)(2)(i) for the period from October 1, 2015 to December 31, 2015.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and other adjustments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Revenue recognition:

Commission and interest income result from transactions acting as introducing broker for 90 Park. Commission is recorded as earned on a trade-date basis. Interest income and expenses are recorded on the accrual basis.

Licensing and referral revenue is recorded when earned. Referral income was earned primarily from one unaffiliated broker dealer.

[3] Cash:

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

NOTE C - DUE FROM CLEARING BROKER

Pursuant to an agreement with the Clearing Broker, the Company was required to maintain a clearing deposit of $500,000. The clearing deposit was released in October 2015.

The clearing and depository functions for the security transactions were provided by the Clearing Broker.

NOTE D - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of its business, the Company's customer activities involved the execution, settlement, and financing of various customer securities transactions. These activities may have exposed the Company to off-balance-sheet risk in the event the customer or other broker was unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E - INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax reporting. As such, no provision is made in the accompanying financial statements for U.S. federal, state and local taxes. The Parent is a limited liability company, taxed as a partnership and as such is not a tax paying entity. Each member of the Parent is individually responsible for its share of the Parent's income or loss for income tax purposes. However, the Parent is subject to New York City Unincorporated Business Tax, for which the Company has been allocated its share.

NOTE F –RELATED PARTY TRANSACTIONS - FNY GP LLC AND AFFILIATED ENTITIES

The Company has a service agreement with the 90 Park. Pursuant to this agreement, 90 Park makes available its facilities and employees to provide administrative and brokerage services.

The Company reimburses 90 Park for specific direct expenses incurred by 90 Park on the Company's behalf. .

The Company pays an affiliate of 90 Park licensing fees and for additional administrative employees.

NOTE G - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, effective August 1, 2014 the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2015, the Company had net capital of $389,884, which was $384,666 in excess of its required net capital of $5,218.